May 27, 2005

VIA EDGAR AND OVERNIGHT MAIL

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0407
Washington, DC  20549

RE: APPLIED INNOVATION INC. (AI OR THE COMPANY) RESPONSE TO YOUR LETTER DATED APRIL 28, 2005
            FILE NO. 000-21352

Dear Mr. Spirgel:

Below you will find in italics each of your questions as posed in your letter dated April 28, 2005, followed by our corresponding responses. In your letter, you asked us to provide revised disclosures for incorporation into future filings as well as additional support in certain areas. The proposed disclosures are based on information currently available as of the date of this letter. Included as part of this letter are the following attachments:

      -     Attachment A - Revised MD&A

      -     Attachment B - Revised Footnotes to the Financial Statements

      Management's Discussion and Analysis of Financial Condition and Results of Operations

      Application of Critical Accounting Policies

1. You have identified eight critical accounting policies, several of which are not materially different from your accounting policy disclosures presented in Note 1 to your financial statements. Your critical accounting estimate disclosures should supplement, not duplicate, your accounting policies, and they should provide greater insight into the quality and variability of information regarding your financial condition and operating performance. Below, please find several policy specific comments for you to consider as you review all of your critical accounting policies in response to this comment.

            - Revenue Recognition - Your current disclosures provide your accounting policy for revenue recognition. However, it is not clear if the accounting estimates or assumptions used in the determination of revenue are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and if the impact of the estimates and assumptions are material to your financial condition or operating performance.

            - Allowance for Doubtful Accounts - It is not clear which estimates or assumptions in your determination of the allowance for doubtful accounts are material. In your analysis, you should address the questions that arise once the critical accounting estimate or assumption has been identified by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate or assumption has been in the past, how much the estimate or assumption has changed in the past, and whether the estimate or assumption is reasonably likely to change in the future.

            - Intangible Asset and Goodwill - You state that goodwill and intangible assets are reviewed for recoverability annually or more frequently if certain events occur or circumstances change. However, you have not identified any estimates or assumptions that you believe are material and critical to your financial condition or operating performance. If the impact of estimates and assumptions is material, you should present an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. For example, with respect to your goodwill impairment test, you should consider a discussion indicating if the difference between the carrying value and fair value of your reporting units is material to an investor and how sensitive the estimates, including long-term revenue and cash flow projections, discount rate, terminal values, are to change.

            Refer to section V of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm, analyze those critical accounting policies you have disclosed and those you have not disclosed and in future filings, revise accordingly to discuss estimates and assumptions that bear the risk of change and provide sensitivity analysis and other material quantitative information to indicate the impact that other reasonably likely assumptions would have on your results of operations, statement of position and cash flows and whether the estimate/assumption is likely to change in the future. In your response, please provide us with your proposed revised disclosures.

RESPONSE:

Please see Attachment A for the revised MD&A disclosure regarding application of critical accounting policies.

      Financial Statements and Supplementary Data

      Note 1. Summary of Significant Accounting Policies

2.    Revenue Recognition

      You state that you sell some products under bill and hold arrangements. Please tell us how you evaluated SAB Topic 13.3 (a) in your determination to recognize revenue for products held on a customer's behalf. Expand your accounting policy in Note 1 of your financial statements to clarify how you meet the criteria for revenue recognition. Also revise your critical accounting policy disclosure, if applicable.

RESPONSE:

While the applicable requirements, as further described below, are analyzed for any potential bill and hold arrangements, such bill and hold transactions are rare for Applied Innovation. The most recent bill and hold transaction recorded by the Company was included in the consolidated statement of operations for the year ended December 31, 2000. Because the consolidated statements of operations for the years ended December 31, 2004, 2003 and 2002 as shown in the Form 10-K for the fiscal year ended December 31, 2004 include no bill and hold transactions, we believe it is appropriate to remove the bill and hold transactions reference in the revenue recognition policy in Note 1 of the consolidated financial statements. For the same reason, we believe the critical accounting policy disclosure does not need to be revised to include discussion of possible future bill and hold arrangements. We will revisit the need for disclosure at each reporting date in the event Applied Innovation has a bill and hold transaction in the future.

Our current accounting policy states that, in certain limited circumstances, customers may direct the Company to sell products under bill and hold arrangements. In such instances, Applied Innovation considers the guidance set forth in Staff Accounting Bulletin (SAB) No. 104 - "Revenue Recognition" and, more specifically, Section 3 of the SAB, "Delivery and Performance". In addition, the Company also considers the factors listed in Section 3 of SAB Topic 13.3 (a), as well as other factors that may impact revenue recognition. The factors considered to ensure revenue is recognizable include: (i) risk of ownership has passed to buyer; (ii) we have obtained a written, fixed commitment from the customer, typically in the form of a purchase order; (iii) the buyer has instructed us to "bill and hold" in writing and has a substantial business purpose; (iv) there is a fixed delivery schedule, reasonable and consistent with the business purpose; (v) the Company has not retained any specific performance obligations; (vi) the goods are complete, tested, boxed and ready for shipment;
(vii) the goods are segregated from the

Company's other inventory so as not to be used to fill other customer orders;
(viii) billing, credit and payment terms are standard; (ix) risk of loss in the event of a decline in market value has passed to the customer; and (x) custodial risks are insurable or insured. We also consider any past experience with bill and hold transactions and whether additional extended procedures are necessary to ensure there are no exceptions to the customer's commitment to accept and pay for the goods. Applied Innovation will record revenue on such bill and hold transactions only if all appropriate requirements have been satisfied.

Please see Attachment B for the revised accounting policy for revenue recognition - product sales to be included in Note 1.

      Note 11. Income Taxes

3. Tell us how you applied SFAS 109 in assessing the need for a valuation allowance against your deferred tax asset. Refer to guidance provided by the Division of Corporate Finance on financial reporting matters, which is located on our website at:
      http://www/sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P198_34687.
      Noting your history of operating losses, disclose if the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial or tax purposes, or material asset sales or other non-routine transactions. Discuss the uncertainties surrounding realization of your deferred tax asset and describe these assumed future events, quantified to the extent practicable, in your MD&A. Also describe in MD&A the tax planning strategies that you refer to in
      Note 11.

RESPONSE:

At December 31, 2004, management assessed the need for a valuation allowance against its deferred tax assets. The assessment was based on guidance contained in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109).

Applied Innovation had a net deferred tax asset (DTA), before valuation allowance, of $3.2 million at December 31, 2004, up from $2.1 million at the end of the prior year. With the exception of the deferred tax asset resulting from the Ohio net operating loss (NOL) of $504,000 that was fully reserved, the Company believed that the remaining DTA was realizable, and accordingly, no further valuation allowance was necessary. Components of the DTA included the following:

COMPONENTS OF NET DEFERRED TAX ASSET (IN MILLIONS)

                                           VALUATION
         COMPONENT               GROSS     ALLOWANCE        NET
----------------------------    -------    ---------     ---------
Federal NOL                     $ 1.362     $     --    $   1.362
Federal R&E credit                 .263           --         .263
Ohio NOL                           .504       ( .504)          --
State NOL (other than Ohio)        .276           --         .276
Other deferred tax assets          .925           --         .925
Deferred tax liabilities          (.149)          --        (.149)
                                -------     --------     ---------
Total net deferred tax asset    $ 3.181    ($   .504)    $  2.677
                                =======    =========     ==========

Our analysis of the recoverability of the DTAs was comprised of two major components: 1) DTAs other than those associated with Ohio NOLs, and 2) DTAs associated with Ohio NOLs. Discussion of each component follows.

DTAs Other Than Those Associated with Ohio NOLs
-----------------------------------------------

Per FAS 109, the realization of DTAs depends on whether the Company will have sufficient taxable income of an appropriate character within the carryback and carryforward periods permitted by the tax law for utilization of the deductible amounts and carryforwards.

Further, FAS 109 indicates that all available evidence, both positive and negative, should be identified and considered in making a determination as to whether it is more likely than not that all or some portion of the deferred asset will not be realized. In applying the more likely than not criterion, positive evidence of sufficient quality and quantity must exist to counteract negative evidence in order to support a conclusion that, based on the weight of all available evidence, a valuation account is not needed.

Based on FAS 109, AI must support the recoverability of its deferred tax assets by addressing all of the available evidence, including addressing questions such as:

      - Does negative evidence exist regarding the recoverability of the DTAs?

      - If so, is there sufficient positive evidence to counteract the negative evidence?

Per FAS 109, evidence of successive losses is considered negative evidence, or evidence that all or a portion of the DTAs may not be recovered. Since AI posted losses in 2002, 2003 and 2004, sufficient positive evidence must be presented to overcome the negative evidence of successive losses. (As a caveat, although AI has three years of losses, the NOLs are not three years old. On the federal level, AI received the benefit of all of the 2002 and the majority of the 2003 losses by carrying them back to prior profitable years.)

AI believes that the DTAs are recoverable through future taxable income within the carryforward periods prescribed by tax law, based on consideration of the NOL amounts and carryforward periods in the various tax jurisdictions. Many positive points of evidence exist to support this belief.

      - AI's recent losses were due in large part to the dramatic slow down of the telecom industry. This industry is not depressed in the long-term and is expected to return to growth in the near-term.

      - AI has been profitable for most of its existence, and as a result of its profitable history, has built a retained earnings balance of $36 million.

      - AI sells quality products at strong margins to telecommunications companies including the Regional Bell Operating Companies, domestic wireless service providers and other large domestic and foreign phone companies.

      - Despite a weak start in the first half of 2004, AI experienced a profitable second half of the year as spending with AI by the large telecommunications companies rebounded relative to the first half of the year. Overall industry expectations are that capital spending by the major domestic telecommunications companies will stabilize or increase in 2005.

      - AI management is willing to take measures to cut costs as necessary. Annual cost reductions of approximately $3 million were expected as a result of the October 2004 restructuring event and implementation of additional cost reduction measures. The reduction in operating expenses lowers the revenue threshold necessary for the Company to return to profitability.

As an additional potential source of future taxable income and an available tax strategy, AI could sell its land and building and generate taxable income to help recover the DTAs. Based on comparison of estimated market values to carrying values, such sales would generate sufficient taxable income to enable the Company to recover the majority of its DTAs, even before considering other factors such as projected future taxable income or expected reversals of deferred tax liabilities.

In conclusion, AI believes that sufficient positive evidence exists to rely on projections of future income and available tax planning strategies to recover all of the DTAs (with the exception of Ohio NOLs which are addressed below). Based on the weight of all available evidence, it is more likely than not that the DTAs (with the exception of Ohio NOLs which are addressed below) will be realized.

DTAs Associated with Ohio NOLs
------------------------------

Regarding its deferred tax assets associated with Ohio state NOL carryforwards, AI concluded that based on forecasts of future Ohio taxable income during the carryforward periods, it is more likely than not that these deferred tax assets will not be realized and, therefore, a 100% valuation allowance was necessary for the Ohio NOLs.

Concluding that Ohio DTAs are not recoverable while previously concluding that federal DTAs are recoverable warrants additional explanation. That conclusion is based primarily on the fact that Ohio tax liabilities are based on the greater of two different tax calculations -- one based on net worth and one based on net income. Ohio NOLs are carried forward and applied to offset future Ohio taxable income, even if the net worth tax calculation yields a higher tax liability than the net income calculation. In other words, at marginal taxable income levels, the Ohio NOLs could be consumed without AI realizing the benefit of the NOLs because AI could still be paying Ohio taxes based on the net worth calculation.

In performing its Ohio NOL analysis, AI considered its near-term taxable income projections and the possibility that it might not receive any benefit from the deferred tax asset generated by the Ohio state NOLs carried forward despite the Ohio NOLs being consumed. Based on that analysis, AI concluded it was appropriate to have a 100% valuation allowance on the Ohio NOLs.

Please see Attachment A for the revised MD&A disclosure regarding application of critical accounting policies.

4. Please tell us about the basis for and provide us with a roll-forward schedule of your tax contingency reserves. In MD&A, you state that you reversed these reserves based on corresponding reduction in the related income tax exposures. Please explain and provide us with facts and circumstances that support the reversal of portions of the reserves in 2004 and 2003.

RESPONSE:

AI's tax contingency reserves are based primarily on identified exposures for potentially under reported taxes in three areas:

            1) Federal exposures related to inaccurate interpretation, application or calculation of income exclusions associated with the extraterritorial income exclusion;

            2) Federal exposures related to inaccurate interpretation, application, calculation or documentation of research and experimentation credits; and

            3) State exposures related to various states in which the Company currently does not file state income tax returns, but in which the taxing authorities may assert the Company has established sufficient nexus and therefore should be filing and may owe back taxes.

Management believes it is appropriate to estimate and record contingency reserves for risks associated with prior and current year income taxes. When accounting for income taxes, companies estimate their income taxes, make assumptions, interpret regulations, perform complex calculations and sometimes take aggressive tax positions. The Company understands that it could be subjected to federal or state tax audits in which its underlying interpretations, assumptions or calculations could be challenged and perhaps rejected as inaccurate or overly aggressive. The Company has established a reserve for items that it believes are probable of assessment.

At December 31, 2003 and 2004, AI analyzed the components of the contingency reserves and adjusted the reserves accordingly. The analysis included consideration of each of the three areas identified above as well as any additional areas based on then current facts and circumstances, the various risks inherent in the underlying assumptions and calculations, risk of audit, potential challenges based on requirements of the taxing authorities and related documentation, and quantification of the exposures or ranges of exposures.

Risks and exposures of each of the three areas identified above, as well as the associated contingency reserves associated with each at December 31, 2003 and 2004, follow:

      1) Income exclusion for foreign sales - Primary risk is that the amounts of income excluded for federal tax purposes are inaccurate or determined to be overly aggressive. Based on amounts excluded and estimates of what could potentially be disallowed, the recorded contingency reserves at December 31, 2003 and 2004 were $20,000 and $10,000, respectively.

      2) Research and experimentation credits - We identified several risks in this area, including: the risk that our base year calculation was inaccurate; the risk that our annual calculations are inaccurate; the risk that our calculations include expenses that are not considered qualifying expenses; and the risk that we do not have all of the necessary documentation to fully support the credits taken. Based on the amounts of research and experimentation credits taken and estimates of what could potentially be disallowed, the recorded contingency reserves at December 31, 2003 and 2004 were $320,000 and $117,000, respectively.

      3) State income taxes - Because each state's nexus rules differ and the Company has differing levels of activities within each state (e.g., employees' residences, sales calls, fieldwork of services personnel, etc.), we believe we have potential exposure in a number of states where we don't currently file state income taxes. In addition, we have been contacted by several states in the past several years claiming we have nexus and owe back taxes. Also, some states appear to have become more active and aggressive in recent years in their pursuit of potential delinquent filers. The estimation of our total exposure in this area is based primarily on our historical experience in states where nexus has been asserted by the states and we have paid back taxes, our estimation of the states in which we have higher relative exposure based on current activity levels, and estimation of our relatively lower exposure in the remaining states. Based on those factors, the recorded contingency reserves at December 31, 2003 and 2004 were $245,000 and $181,000, respectively.

In addition to the specific facts and circumstances surrounding each of the three areas, a portion of the overall reductions in the reserves associated with the foreign income exclusion and research and experimentation credits is attributable to decreased exposure as a result of the statutes of limitations expiring. Regarding both, the older years that have expired due to the statute of limitations have included relatively larger amounts, therefore as those years are replaced with more recent years that include relatively smaller amounts, the overall exposures have decreased.

In addition, the Internal Revenue Service (IRS) reviewed the Company's 2002 federal income tax return. The Company believes its overall tax exposures decreased and reductions in the contingency reserves were further justified by the fact that the IRS did not request any amendments to the federal tax return and accepted the return as filed.

A rollforward of the contingency reserve follows:

  TAX CONTINGENCY RESERVE
---------------------------
Balance - December 31, 2002              $    751,000
Net reductions                               (166,000)
                                         ------------
Balance - December 31, 2003                   585,000
Net reductions                               (277,000)
                                         ------------
Balance - December 31, 2004              $    308,000
                                         ============

      Note 14.  Restructuring Charges

5. We note that you enacted restructuring plans in 2002, 2004 and 2005. Disclose your accounting policy for restructuring charges.

RESPONSE:

Please see Attachment B for the revised accounting policy for exit or disposal activities to be included in Note 1.

6. Provide a description of the exit or disposal activity, including the facts and circumstances leading to the activity and the expected completion date.

RESPONSE:

      Please see Attachment B for the revised disclosures regarding restructuring charges in Note 14 and subsequent event in Note 16.

Additionally, the Company acknowledges the following:

      - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me regarding these responses at 614.923.1349 or andyd@aiinet.com.

Sincerely,

/s/ Andrew J. Dosch
---------------------
Andrew J. Dosch
Vice President, Chief Financial Officer

Cc:        Ms. Christine Bashaw, Staff Accountant, SEC
           Mr. Terry French, Accountant Branch Chief, SEC
           Mr. William Largent, CEO, Applied Innovation Inc.
           Mr. Curtis Loveland, Esq., Porter Wright Morris & Arthur LLP Ms. Wendy Arlin, KPMG, LLP
           Mr. James DeSantis, KPMG, LLP

                                                                    ATTACHMENT A

REVISED MD&A

Application of Critical Accounting Policies

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 1 to the consolidated financial statements describes the significant accounting policies used in the preparation of the consolidated financial statements. The following paragraphs include a discussion of the accounting policies that management considers to be impacted significantly by judgments, assumptions and estimates. Actual future results could differ materially from the estimated amounts reported in the consolidated financial statements.

Revenue Recognition | Revenue from product sales, including internally developed software and hardware and resale of third-party software and equipment, is generally recognized as products are delivered and ownership and risk of loss are transferred to the customer, provided persuasive evidence of an agreement exists, the related fee is fixed and determinable, collectibility is probable and the Company has no significant remaining obligations related to the sale.

Services revenue is derived from installation, training and consulting services, as well as maintenance and support agreements. Installation services are typically short-term projects that are billed and accepted by customers on a project-by-project basis, with revenue recognized upon project completion. Training and consulting services revenue is generally recognized as the services are delivered. Revenue from maintenance and support agreements is generally recognized straight-line over the term of the related maintenance contract. Revenue from the resale of third-party maintenance contracts, however, is generally recorded upon delivery of the maintenance agreement, provided the Company has no significant continuing obligation related to the maintenance contract.

In certain instances, revenue is derived from the sale of network management system projects that may include a combination of the following multiple elements:

      -     internally developed software and hardware;

      -     resale of third-party software and related computer equipment;

      -     installation, training and consulting services; and

      -     Company-provided and third-party maintenance and support agreements.

In such multiple element arrangements, management judgments are critical in assessing the timing and amount of revenue to be recognized. When a sale involves multiple elements, the entire fee from the arrangement is allocated to each separate unit of

                                                                    ATTACHMENT A

accounting based on each unit's relative fair market value. Revenue is recognized as the revenue recognition criteria for each unit of accounting are met. A delivered element is considered a separate unit of accounting if it has value to the customer on a stand-alone basis, there is vendor-specific objective evidence of the fair value of undelivered elements in the arrangement and delivery or performance of the undelivered elements is considered probable and substantially under the Company's control.

Revenue recognition requires management judgment, particularly in the areas of software revenue recognition, multiple-element arrangements and determination of fair values. Determining whether an arrangement has multiple elements and, if so, establishing the corresponding fair values for each element is critical to proper revenue recognition. Historically, the Company has had sufficient evidence from stand-alone sales to reasonably determine fair value. Additionally, the assessment of collectibility is critical in determining whether revenues should be recognized. Management evaluates collectibility based on a credit analysis of new customers and past customer history for current customers. If the revenue recognition criteria or underlying estimates and assumptions are inappropriately applied, revenues could be materially adversely affected.

Sales Return Allowances | Other than issues involving warranty claims, customers generally do not have the right to return products. However, in certain limited circumstances as defined in contracts, customers are permitted to return products. The Company establishes a sales return allowance, when necessary, reflecting its estimate of such product returns. The estimate is based on a number of factors, including the contract provisions, the Company's understanding of each customer's forecasted usage of previously purchased products and the estimated likelihood that customers will return products. At December 31, 2004 and 2003, the Company had no sales return allowances recorded.

Allowance for Doubtful Accounts | The Company sells to its customers on credit, generally requiring payment within thirty days from delivery. The Company has not historically provided vendor financing to its customers and currently has no plans to do so. Since the Company's customer base is generally comprised of very large, well-funded service providers and sales are generally concentrated among a small number of such customers, the Company's historical credit risk has been very low. However, the Company does consistently apply a methodology for establishing allowances against accounts receivable for potentially uncollectible amounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts by analyzing outstanding receivables greater than 60 days old at the individual invoice level, noting the customers' payment histories and any other known factors regarding their current financial condition and ability to pay based on contact with the customers concerning their past due amounts. In addition, the Company maintains a general reserve for all invoices less than 60 days old, based primarily on historical experience, current market conditions and any other known factors that may impact customers' ability to pay. Considerable judgment is required in assessing the adequacy of the allowance balance. To the extent any

                                                                    ATTACHMENT A

customers unexpectedly become insolvent, unable or unwilling to pay amounts due, the estimated allowance may be inaccurate. Further, if the historical data used to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and future results of operations could be materially affected. However, the underlying estimates and assumptions as well as the ending allowance balance have historically proven to be reasonable and adequate.

Inventory | The Company records inventory utilizing standard costs, which approximate actual costs on a first-in, first-out basis. Additionally, the Company carries inventory at the lower of cost or market. The Company periodically estimates its necessary reserve for inventory obsolescence to ensure inventory balances are properly stated. Such estimates are based on inventory quantities on hand, historical consumption of the various products and any related trends concerning consumption, sales forecasts for particular products, overall industry trends that may affect individual product lines, as well as fluctuations in component prices from suppliers. Circumstances such as adverse market conditions, loss of certain customers, overall weak demand, product discontinuances and declining component prices could negatively impact the valuation of the Company's inventory.

Goodwill | The Company's goodwill represents the excess of purchase price over fair value of net assets acquired in a 2001 acquisition. Management reviews goodwill for impairment on an annual basis, or more frequently if warranted by changes in events or circumstances. Changes in circumstances that are considered important include, but are not limited to: significant or recurring decreases in the Company's market capitalization; significant changes within the telecommunications industry, including competitive, regulatory, or technological changes; changes in the Company's strategic direction or plans which could negatively impact product or market initiatives and future operating results; significant reductions in forecasted growth or cash flows; and significant changes in operating costs. In its impairment review, management considers the Company's market capitalization, price multiples of certain market competitors or peers, and estimated future cash flows within a discounted cash flow model. The resulting fair value estimate is compared to carrying value to determine if any impairment has occurred. Changes in the underlying estimates or assumptions could materially affect the determination of fair value and the resulting conclusions regarding goodwill impairment.

Warranty | The Company generally warrants its products for a minimum of one year after sale. Based primarily on historical experience and any known warranty issues with existing products, the Company estimates its expected future warranty costs and accrues such costs at the time of sale. Warranty costs generally consist of labor and materials to repair defective parts, replacement parts, shipping costs to replace materials, and labor and travel costs associated with customer site visits to repair products or correct prior service work. As the Company introduces new products using new technology or if defects are found in widely distributed products, the Company's estimates of future warranty costs could be inaccurate. In addition, other factors such as unanticipated

                                                                    ATTACHMENT A

changes in product return rates or costs to repair or replace products could also cause such estimates to be inaccurate.

Income Taxes | The Company utilizes the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Significant components of the Company's deferred tax assets include federal and state net operating loss carryforwards and research and experimentation credit carryforwards.

Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized. Ultimate realization of the deferred tax assets depends on the Company's ability to generate future taxable income during the periods in which the temporary differences become deductible. In assessing the need for a valuation allowance, the Company considers items such as projected future taxable income, expected reversals of deferred tax liabilities and available tax planning strategies. Such tax planning strategies currently include potential real estate sales to generate additional taxable income. Estimates of projected future taxable income, timing of reversals of deferred tax liabilities or availability of tax planning strategies could result in significant differences in the conclusions regarding realizability of the Company's deferred tax assets and the need for any related valuation allowance. As a result, future operating results could be materially impacted. The Company determined that it was more likely than not that the tax benefit of certain state net operating loss carryforwards would not be realized and, therefore, has recorded a full valuation allowance against those related deferred tax assets.

The Company's provision for income taxes involves estimates of taxable income for federal, state and local purposes in various taxing jurisdictions as well as estimated research and experimentation credits, estimated credits related to income from foreign sales and estimated tax contingency reserves for known tax exposures. All such estimates could be subject to change based on a number of factors, including changes in underlying assumptions and estimates, future operating results and taxable income projections, tax law changes, experience with the various taxing jurisdictions and audits by federal, state or local taxing authorities.

Use of Estimates | Other accounting policies may require the use of estimates, although generally not to the same degree as those discussed above. Because the estimates are inherently subjective and affect the reported amounts of assets and liabilities as well as contingent assets and liabilities, different estimates would yield different results as reported in the consolidated financial statements. The Company's experience has indicated historical estimates have been reasonable and the Company has been able to reasonably estimate its exposures related to these areas.

                                                                    ATTACHMENT B

REVISED FOOTNOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Product Sales | The Company recognizes revenue from product sales when products are delivered and ownership and risk of loss are transferred.

Exit or Disposal Activities

Liabilities associated with exit or disposal activities, including restructuring events, are measured at fair value and recognized when the liabilities are incurred.

NOTE 14 - RESTRUCTURING CHARGES

In 2002, order flow for the Company's products was negatively impacted by the industry-wide slowdown in capital spending in the telecommunication sector. As a result, the Company enacted two restructuring plans resulting in aggregate restructuring charges of $2,890,155 related primarily to workforce reductions of approximately 150 employees throughout all departments, as well as charges related to excess equipment and leased offices. In 2003, certain adjustments totaling $32,237 were made to decrease the accrual because the planned headcount reduction was not fully enacted and certain fringe benefit costs were less than originally estimated.

In 2004, the Company realigned personnel in response to shifting market conditions and Company priorities. As a result of the shifting priorities and focus on controlling costs, the Company enacted two restructuring plans resulting in aggregate restructuring charges of $615,840 related to workforce reductions of approximately 25 employees throughout all departments. During the year, certain adjustments totaling $10,036 were made to decrease the accrual related to the May 2004 event because certain fringe benefit costs were less than originally estimated. The charges and adjustments are aggregated as a separate line item on the consolidated statement of operations.

As of December 31, 2004 and 2003, the remaining accrual related to the 2002 restructuring events was $25,469 and $43,825, respectively. The accrued restructuring costs remaining at December 31, 2004 represent lease payments (net of sublease receipts) extending to 2005. As of December 31, 2004, the remaining restructuring accrual related to the plans enacted during 2004 was $113,551, consisting of employee separation costs. All remaining employee separation costs are expected to be paid in 2005.

                                                                   ATTACHMENT B

                                           Lease          Employee        Employee        Employee
                                       commitments,     separations,    separations,    separations,
                                      net of sublease   August 2002       May 2004      October 2004     Total
                                      ---------------   ------------    ------------    ------------    --------
Accrual balance - December 31, 2002     $   124,790      $   458,021     $        --     $        --     582,811
                                        ===========      ===========     ===========     ===========    ========
Cash deductions                             (80,965)        (425,784)             --              --    (506,749)
Non-cash adjustments                             --          (32,237)             --              --     (32,237)
                                        -----------      -----------     -----------     -----------    --------
Accrual balance - December 31, 2003     $    43,825      $        --     $        --     $        --      43,825
                                        ===========      ===========     ===========     ===========    ========
Restructuring event                              --               --         227,689         388,151     615,840
Cash deductions                             (18,356)              --        (217,653)       (274,600)   (510,609)
Non-cash adjustments                             --               --         (10,036)             --     (10,036)
                                        -----------      -----------     -----------     -----------    --------
Accrual balance - December 31, 2004     $    25,469      $        --     $        --     $   113,551     139,020
                                        ===========      ===========     ===========     ===========    ========

NOTE 16 - SUBSEQUENT EVENT

In the first quarter of 2005, the Company enacted a restructuring plan, including management changes and a reduction in workforce of approximately 16 employees throughout all departments. These actions were taken primarily to reduce operating costs and improve profitability. Management changes included the resignations of Gerard B. Moersdorf, Jr. as President and Chief Executive Officer and Michael P. Keegan as Executive Vice President and Chief Operating Officer. Mr. Moersdorf, Jr. retains his position as Chairman of the Board of Directors. As a result of the restructuring plan, the Company will record charges of approximately $1,000,000 during the first quarter of 2005, relating primarily to severance and other fringe benefits for the affected employees. The Company expects to pay out all costs during 2005 with the exception of approximately $25,000 that will be paid out in the first quarter of 2006.